-P 9|13

A+ 9/3/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

02054054

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28114

RECEIVED AUG 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HARDING/HALL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8676 BOW STREET
(No. and Street)

ELK GROVE	CALIFORNIA	95624
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICIA HALL (916) 423-3033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOCKWOOD & BORN, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

2380 PROFESSIONAL DRIVE	ROSEVILLE	CALIFORNIA	95661-7745
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8-9-02

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, PATRICIA HALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARDING/HALL, INC., as of JUNE 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patricia Hall
Signature

PRESIDENT
Title

Notary Public

DIANE SAKAKIHARA
COMM. # 1238615
NOTARY PUBLIC-CALIFORNIA
SACRAMENTO COUNTY
COMM. EXP. OCT. 18, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXX CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. WAIVED BY NASD NOTICE TO MEMBERS 89-25.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) AUDITORS REPORT ON INTERNAL CONTROL STRUCTURE.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER	SEC FILE NO.
	8-28114 [14]
HARDING/HALL, INC. [13]	FIRM ID. NO.
	012959 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	FOR PERIOD BEGINNING (MM/DD/YY)
8676 BOW STREET [20] (No. and Street)	07/01/01 [24]
	AND ENDING (MM/DD/YY)
ELK GROVE [21] (City) CA [22] (State) 95624 [23] (Zip Code)	06/30/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code)—Telephone No.
PATRICIA HARDING-HALL, PRESIDENT [30]	(916) 423-3033 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27TH day of AUGUST ~~19~~ 2002

Manual signatures of:

1) Patricia Hall
Principal Executive Officer or Managing Partner

2) Diane Sullivan
Principal Financial Officer or Partner

3) Patricia Hall
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

LOCKWOOD & BORN, AN ACCOUNTANCY CORPORATION

70

ADDRESS Number and Street		City		State		Zip Code	
2380 PROFESSIONAL DRIVE	71	ROSEVILLE	72	CA	73	95661-7745	74

Check One

(X)	Certified Public Accountant	75	FOR SEC USE
( )	Public Accountant	76	
( )	Accountant not resident in United States or any of its possessions	77	

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

1/76

LOCKWOOD & BORN
AN ACCOUNTANCY CORPORATION

Independent Auditors' Report

Board of Directors
Harding/Hall, Inc.

We have audited the accompanying statement of financial condition of Harding/Hall, Inc. as of June 30, 2002, and the related statements of income(loss), cash flows, changes in stockholders' equity, and changes in liabilities subordinated to claims of creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harding/Hall, Inc. as of June 30, 2002, and the results of its operations, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of creditors for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lockwood & Born

Roseville, California
August 16, 2002

2380 Professional Drive, Roseville, California 95661-7745
Phone: (916) 771-0677 Fax: (916) 771-0776

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HARDING/HALL, INC. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 06/30/02 [99]
SEC FILE NO. 8-28114 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 17,043	200			$ 17,043	750
2. Receivables from brokers or dealers:						
A. Clearance account	861	295				
B. Other	284	300	$ 17,409	550	18,554	810
3. Receivables from non-customers		355		600	0	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	111,765	418				
B. Debt securities		419				
C. Options		420				
D. Other securities	141,381	424				
E. Spot commodities		430			253,146	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 5,900 [130]						
B. At estimated fair value		440	5,900	610	5,900	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630	0	880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640	0	890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	1,460	680	1,460	920
11. Other assets		535	4,106	735	4,106	930
12. TOTAL ASSETS	$ 271,334	540	$ 28,875	740	$ 300,209	940

OMIT PENNIES

1/76 NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HARDING/HALL, INC. as of 06/30/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$ 0	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315	0	1560
B. Other		1115		1305	0	1540
15. Payable to non-customers		1155		1355	0	1610
16. Securities sold not yet purchased, at market value				1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other	15,601	1205		1385	15,601	1685
18. Notes and mortgages payable:						
A. Unsecured		1210			0	1690
B. Secured		1211		1390	0	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400	0	1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value:				1410	0	1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements:				1420	0	1730
1. from outsider: $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430	0	1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440	0	1750
20. TOTAL LIABILITIES	$ 15,601	1230	$ 0	1450	$ 15,601	1760

Ownership Equity

21. Sole proprietorship	$	1770
22. Partnership (limited partners $ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	11,250	1792
C. Additional paid-in capital	18,663	1793
D. Retained earnings	254,695	1794
E. Total	284,608	1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 284,608	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 300,209	1810

OMIT PENNIES

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

1/76

BASIC FILERS ONLY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HARDING/HALL, INC.

For the period (MMDDYY) from 07/01/01 [3932] to 06/30/02 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	16,506	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions		16,506	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)		0	3950
3. Gains or losses on firm securities investment accounts		(44,209)	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		123,210	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		24,668	3975
8. Other revenue		522	3995
9. Total revenue	$	120,697	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$	47,400	4120
11. Other employee compensation and benefits		24,943	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		5,123	4195
15. Other expenses		113,530	4100
16. Total expenses	$	190,996	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	(70,299)	4210
18. Provision for Federal income taxes (for parent only) NOL BENEFIT		(3,796)	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4238]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	(66,503)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	17,799	4211

3/78 NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HARDING/HALL, INC. **as of** 06/30/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		455
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		456
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 8-11922; EMMETT A. LARKIN COMPANY, INC.; ALL [4335]	X	457
D. (k) (3)—Exempted by order of the Commission		458

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HARDING/HALL, INC. **as of** 06/30/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 284,608	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			284,608	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0	3520
	B. Other (deductions) or allowable credits (List)			0	3525
5.	Total capital and allowable subordinated liabilities			$ 284,608	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 28,875	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(28,875)	3620
7.	Other additions and/or allowable credits (List)			0	3630
8.	Net capital before haircuts on securities positions			$ 255,733	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	2,235	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	21,207	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(23,442)	3740
10.	Net Capital			$ 232,291	3750

OMIT PENNIES

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HARDING/HALL, INC. as of 06/30/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 1,041	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 50,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 50,000	3760
14.	Excess net capital (line 10 less 13)	$ 182,291	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 230,731	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 15,601	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$ 0	3820	$ 0	3830
19.	Total aggregate indebtedness			$ 15,601	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 6.716%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	NONE 4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	0 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HARDING/HALL, INC.

For the period (MMDDYY) from 07/01/01 to 06/30/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 351,111	4240
A. Net income (loss)			(66,503)	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 284,608	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

EXHIBIT C

HARDING/HALL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balances, July 1, 2001	$11,250	$18,663	$321,198	$351,111
Net Income for period	0	0	(66,503)	(66,503)
BALANCES, JUNE 30, 2002	$11,250	$18,663	$254,695	$284,608

See the accompanying Audit Opinion.
The accompanying notes are an
integral part of these financial statements.

EXHIBIT D

HARDING/HALL, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss (Exhibit B)	$(66,503)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,076
Provision for Deferred Income Taxes	(10,190)
Realized Gain on Firm Investment	(4,224)
Reinvested Stock Dividends	(2,735)
Unrealized Gains on Firm Investments	54,830
Decrease in Commissions Receivable	17,807
Decrease in Prepaid Expenses	755
Decrease in Other Assets	702
Decrease in Commissions Payable	(19,426)
Increase in Accrued Liabilities	509
Total adjustments	39,104
Net cash provided (used) by operating activities	$(27,399)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from Sale of Marketable Securities	12,324
Net cash provided (used) by investing activities	$ 12,324
Net increase (decrease) in cash and equivalents	$(15,075)
Cash and Cash Equivalents, July 1, 2001	143,883
Cash and Cash Equivalents, June 30, 2002	$ 128,808

Supplemental disclosures of cash flow information

The Company acquired investments of $2,736 in non-cash transactions resulting from dividend reinvestments.

See the accompanying Audit Opinion.
The accompanying notes are an
integral part of these financial statements.

HARDING/HALL, INC.

Notes to Financial Statements
JUNE 30, 2002

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Harding/Hall, Inc. was incorporated under the laws of the State of California on July 2, 1981. On November 1, 1982, the Company registered as an over-the-counter broker/dealer pursuant to Section 15(b) of the Securities Act of 1934.

Accounting Methods:

Harding/Hall, Inc. employs the accounting practices and policies required by the Securities and Exchange Commission for Brokers and Dealers in securities for this financial statement presentation. The accrual method is used for Federal and State income tax reporting purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those assumptions.

Cash and cash equivalents used in reporting cash flows include cash on hand, cash in banks, and cash in short-term money market funds.

Marketable Securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities, are recognized in different years for financial and tax reporting purposes.

Depreciation is provided on a straight-line basis over an estimated useful life of seven years for financial statement presentation and state income tax reporting. For federal tax reporting, depreciation is computed using accelerated methods in accordance with current tax regulations.

The Company holds no customers' securities on account.

HARDING/HALL, INC.

Notes to Financial Statements
JUNE 30, 2002

NOTE 2: INVESTMENT IN MARKETABLE SECURITIES

Marketable securities are reported at market values as required by the Securities and Exchange Commission for Brokers and Dealers. Exempt securities of $111,765 consist entirely of a short-term investment in Franklin Money Fund and are considered cash equivalents. Other marketable securities held for investment and their respective values at June 30, 2002 are as follows:

Putnam Vista Fund	10,044 Shares	$ 69,908
Putnam Voyager Fund	3,630 Shares	52,348
WPS Resources Corporation	360 Shares	14,699
Sempra Energy	200 Shares	4,426
Nasdaq Stock Market, Inc.	500 Shares	5,900
Total Fair Market Value		$147,281

Unrealized losses on marketable securities total $11,260 at June 30, 2002. Unrealized losses of $54,830 have been charged to current year income as losses on firm investments.

NOTE 3: INCOME TAX EXPENSE

Income tax for the year ended June 30, 2002 is composed of the following:

Federal Income Tax Benefit	$- 3,796
California Franchise Tax	800
Provision for Deferred Income Tax	-10,190
Total Income Tax Benefit	$-13,186

See the accompanying Audit Opinion.

HARDING/HALL, INC.

Notes to Financial Statements
JUNE 30, 2002

NOTE 3: INCOME TAX EXPENSE (continued)

Deferred Income Taxes at June 30, 2002, resulting from timing differences in the reporting of unrealized gains from firm investments and accelerated depreciation methods, are as follows:

Deferred Federal Income Taxes	$ 0
Deferred California Franchise Taxes	0
Total Deferred Taxes	$ 0

Income taxes for the year include a tentative refund of $3,796 resulting from the carryback of the current year net operating loss.

NOTE 4: RELATED PARTY TRANSACTIONS

The Company rents office space on a month-to-month basis from a partnership in which Patricia Harding Hall, an officer and shareholder of the Company, is a partner. The statement of income includes $22,500 of rent expense paid to this partnership during the year.

The Company expensed $12,324 in commissions to Hall's Financial Services, a sole-proprietorship of shareholder Patricia Hall, during the year.

SCHEDULE 1

HARDING/HALL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2002

Total Stockholders' Equity (Exhibit A)		$ 284,608
Less: Non-Allowable Assets:		
Office Equipment	$(1,460)	
Other Assets - Prepaid Expenses	(4,106)	
Concessions Receivable over 30 days	(17,409)	
Non-Marketable Securities	(5,900)	
Total Non-Allowable Assets		(28,875)
Net Capital before Haircuts on Securities		$ 255,733
Haircuts on Securities		
Trading and Investment Securities:		
Exempted Securities	$(2,235)	
Other Securities	(21,207)	
Total Haircuts		(23,442)
AUDITED NET CAPITAL, JUNE 30, 2002		$ 232,291
AGGREGATE INDEBTEDNESS		$ 15,601
MINIMUM NET CAPITAL REQUIREMENT		$ 50,000
EXCESS NET CAPITAL AT 1000%		$ 230,731
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.067161

See the accompanying Audit Opinion.
The accompanying notes are an
integral part of these financial statements.

SCHEDULE 2

HARDING/HALL, INC.

RECONCILIATION OF BROKER/DEALER NET CAPITAL
TO AUDITED NET CAPITAL
JUNE 30, 2002

BROKER/DEALER NET CAPITAL, JUNE 30, 2002		**$ 234,931**
Changes effecting Stockholders' Equity:		
1. Decrease in current and deferred income tax benefits	$(1,522)	
2. Increase in Concession Income	12,785	
3. Increase in Commission Expense	(2,640)	
Total changes effecting Stockholders' Equity		8,623
Changes effecting Allowable Credits and Non-Allowable Assets:		
1. Decrease in Income Tax Refund Receivable	$ 1,522	
2. Increase in Receivables from Brokers or Dealers over 30 days	(12,785)	
Total changes effecting Allowable Credits and Non-Allowable Assets		(11,263)
AUDITED NET CAPITAL, JUNE 30, 2002		**$ 232,291**

See the accompanying Audit Opinion.
The accompanying notes are an
integral part of these financial statements.

LOCKWOOD & BORN
AN ACCOUNTANCY CORPORATION

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL STRUCTURE

Board of Directors
Harding/Hall, Inc.

In planning and performing our audit of the financial statements of Harding/Hall, Inc. (the Company) for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer accounts, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2380 Professional Drive, Roseville, California 95661-7745
Phone: (916) 771-0677 Fax: (916) 771-0776

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives, and that the Company was in compliance with the exemptive provisions of rule 15c3-3 during the year then ended.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Roseville, California
August 16, 2002